Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation
Shan You International Group Limited	Hong Kong
WF International Nevada LLC	Nevada
Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	PRC
Chengdu Shanyou HVAC Engineering Co., Ltd.	PRC